

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

<u>Via E-mail</u>
Anthony C. Schnur
President and Chief Executive Officer
Lucas Energy, Inc.
3555 Timmons Lane, Suite 1550
Houston, Texas 77027

      Re: Lucas Energy, Inc.
            Form 10-K for Fiscal Year ended March 31, 2013
            Filed June 28, 2013
            File No. 001-32508

Dear Mr. Schnur:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/H. Roger Schwall

                              H. Roger Schwall
                              Assistant Director